1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Allison M Fumai

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 698 698 3599 Fax

September 9, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey W. Long

Re:	Morgan Stanley China A Share Fund, Inc. (File No. 005-82786; 811-21926); Morgan Stanley Emerging Markets Debt Fund, Inc. (File No. 005-44447; 811-07694); Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. (File No. 005-87194; 811-22011); Morgan Stanley Europe Opportunity Fund, Inc. (File No. 033-33530; 811-06044); Morgan Stanley Income Opportunities Fund (formerly, Morgan Stanley Global Fixed Income Opportunities Fund) (File No. 033-44782; 811-06515); Morgan Stanley India Investment Fund, Inc. (File No. 00-44003; 811-08238); Morgan Stanley Institutional Fund, Inc. (File No. 33-23166; 811-05624); Morgan Stanley Institutional Fund Trust (File No. 002-89729; 811-03980); Morgan Stanley Institutional Liquidity Funds (File No. 333-104972; 811-21339); Morgan Stanley Long Duration Government Opportunities Fund (002-86966; 811-03870); Morgan Stanley Mortgage Securities Trust (File No. 033-10363; 811-04917); Morgan Stanley U.S. Government Money Market Trust (File No. 002-74980; 811-03326); Morgan Stanley Variable Insurance Fund, Inc. (File No. 333-03013; 811-07607) (the “Registrants”)

Dear Mr. Long:

Thank you for your telephonic comments received on June 25, 2025 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of various filings made by the Registrants on behalf of their respective series or portfolios, as applicable (each Registrant, or series or portfolio thereof (as applicable), may be referred to as a “Fund” and, collectively, the “Funds”). The Registrants have considered the Staff’s comments and have authorized us to make the responses and acknowledgements discussed below on each of their behalf. Below, we provide our responses to the Staff’s comments and describe any changes to be made to future filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes have been or will be reflected in the next such filing, as applicable, except to the extent otherwise noted.

Comment 1.	The Staff observes that the Portfolio of Investments included in the report on Form N-CSR for the fiscal year ended December 31, 2024 filed on behalf of Morgan Stanley Institutional Fund, Inc.—Global Concentrated Portfolio suggests that at least 60% of the Fund’s assets were invested in securities in which the Fund’s holding in each such security exceeded 5% of the Fund’s total assets. Please describe the process by which the Fund complies with the diversification requirements under Subchapter M of the Internal Revenue Code of 1986, to maintain its status as a “regulated investment company” (the “IRS Diversification Rule”). Please also confirm if the Fund was in compliance with the IRS Diversification Rule as of December 31, 2024.

Response 1. The Fund maintains processes that the Fund believes are reasonably designed to monitor for compliance with the IRS Diversification Rule, including quarterly reviews by a third-party administrative service provider and a third-party tax service provider, with the results of these reviews communicated to Fund management, to take such actions as deemed necessary in this regard. The Fund hereby confirms that it was in compliance with the IRS Diversification Rule as of December 31, 2024, after taking into account the 30-day safe harbor.

Comment 2.	With respect to Morgan Stanley Institutional Fund, Inc.—Emerging Markets Portfolio, Morgan Stanley Institutional Fund, Inc.—Global Concentrated Portfolio, Morgan Stanley Institutional Fund, Inc.—Global Franchise Portfolio, Morgan Stanley Institutional Fund, Inc.—Global Insight Portfolio, Morgan Stanley Institutional Fund, Inc.—Global Opportunity Portfolio, Morgan Stanley Institutional Fund, Inc.—Global Stars Portfolio, Morgan Stanley Institutional Fund, Inc.—International Advantage Portfolio and Morgan Stanley Institutional Fund, Inc.—International Equity Portfolio, the Consolidated Statement of Assets and Liabilities or Statement of Assets and Liabilities, as applicable, filed in the Funds’ reports on Form N-CSR for each Fund’s most recent fiscal year end include tax reclaim receivables, suggesting that the Funds received income related to foreign tax reclaims. However, the Staff observes that related accounting policies are not disclosed in the Notes to the Financial Statements in the Funds’ reports on Form N-CSR. Please supplementally describe the Funds’ accounting policies related to tax reclaims, any professional fees incurred related to tax reclaims, any Internal Revenue Service closing agreements sought by the Funds and any interest income received related to the reclaims.

Response 2. The applicable Registrant confirms that it (i) has accounting policies in place related to tax reclaims, any professional fees incurred related to tax reclaims, any Internal Revenue Service closing agreements sought by the Funds and any interest income received related to the reclaims and (ii) will include related disclosure, as applicable, in future Form N-CSR filings. In future Form N-CSR filings, the Registrant expects to include disclosures similar to the below, when applicable and as may be modified in the future, to describe its relevant accounting policies:

As a result of several court cases in certain countries across the European Union (EU), certain Funds filed additional tax reclaims for previously withheld taxes on dividends earned in those countries. Income recognized, if any, for EU reclaims is reflected as other income and any interest recognized is reflected in the Statements of Operations, and any related receivable, if any, is reflected as European Union tax reclaims in the Statements of Assets and Liabilities. Any fees associated with these filings are reflected in professional fees in the Statements of Operations. When uncertainty exists as to the ultimate resolution of these proceedings, the likelihood of receipt of these EU reclaims, and the potential timing of payment, no amounts are reflected in the financial statements. For U.S. income tax purposes, EU reclaims received by the Fund, if any, may reduce the amount of foreign taxes Fund shareholders can use as tax deductions or credits on their income tax returns. In the event that EU reclaims received by the Fund during a fiscal year exceed foreign withholding taxes paid by the Fund, and the Fund previously passed through to its shareholders foreign taxes incurred by the Fund to be used as a credit or deduction on a shareholder’s income tax return, the Fund may be required to enter into a closing agreement with the Internal Revenue Service in order to pay the associated tax liability on behalf of the Fund’s shareholders.

Comment 3.	The Staff notes that, with respect to Morgan Stanley Institutional Fund, Inc.—Advantage Portfolio, Morgan Stanley Institutional Fund, Inc.—Asia Opportunity Portfolio, Morgan Stanley Institutional Fund, Inc.—Global Insight Portfolio, Morgan Stanley Institutional Fund, Inc.—Growth Portfolio, Morgan Stanley Institutional Fund, Inc.—Inception Portfolio, Morgan Stanley Institutional Fund, Inc.—International Advantage Portfolio, Morgan Stanley Europe Opportunity Fund, Inc., Morgan Stanley Variable Insurance Fund, Inc.—Discovery Portfolio and Morgan Stanley Institutional Fund Trust—Discovery Portfolio, each of which is classified as a “diversified company” for purposes of Section 5(b)(1) of the Investment Company Act of 1940, as amended (“1940 Act”), the Consolidated Portfolio of Investments or Portfolio of Investments, as applicable, included in the Funds’ reports on Form N-CSR for each Fund’s most recent fiscal year end suggests that more than 25% of each Fund’s total assets were invested in securities of issuers in which the Fund’s holding in securities issued by such issuer was more than 5% of the Fund’s total assets. Please explain how the Funds complied with requirements under Section 5(b)(1) of the 1940 Act for classification as a “diversified company.”

Response 3. Each applicable Registrant hereby confirms that, in accordance with Section 5(b)(1) of the 1940 Act, with respect to 75% of its total assets, the relevant Fund did not invest in a security if, as a result of such investment, more than 5% of its total assets (calculated at the time of purchase) would be invested in securities of any one issuer. Any subsequent discrepancy between the value of the Fund’s various investments and the foregoing requirement of Section 5(b)(1) was attributable to appreciation in the value of the Fund’s existing holdings and/or other fluctuations in the Fund’s portfolio after acquisition by the Fund. Therefore, in accordance with Section 5(c) of the 1940 Act, each applicable Registrant hereby confirms that each applicable Fund continued to meet the definition of a “diversified company” set forth in Section 5(b)(1) of the 1940 Act as of the date of the annual report on Form N-CSR.

Comment 4.	With respect to Morgan Stanley Institutional Fund, Inc., the Staff observes that the Form N-CSR filed on March 6, 2025 for the fiscal year ended December 31, 2024 does not include the Funds’ tailored shareholder reports. The Staff notes that the compliance date for the filing of tailored shareholder reports was July 24, 2024. Please explain why the Funds’ tailored shareholder reports were not included in the Funds’ Form N-CSR filing.

Response 4. Due to a financial printer error relating to the Form N-CSR filed on March 6, 2025 for the fiscal year ended December 31, 2024, an amended Form N-CSR/A filing was completed on August 29, 2025 to include the tailored shareholder reports for the fiscal year ended December 31, 2024. The applicable Registrant notes that the tailored shareholder reports for such period were transmitted to or otherwise made available to shareholders in accordance with Rule 30e-1 under the 1940 Act despite the financial printer’s filing error.

*            *            *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai